SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

YRC Worldwide Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

984249607
 (CUSIP Number)

August 31, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13G	Page 2 of 8 Pages
(1)	NAMES OF REPORTING PERSONS

Solus Alternative Asset Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,344,792[1]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,344,792[2]

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,344,792[3]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
11.78%

(12)	TYPE OF REPORTING PERSON
IA

1 Includes 604,939 shares of Common Stock (as defined in Item 2 (d) below) issuable upon conversion of 10% Series A and 10% Series B Convertible Notes.
2  See Footnote 1.
3  See Footnote 1.

CUSIP No. 984249607	13G	Page 3 of 8 Pages
(1)	NAMES OF REPORTING PERSONS

Solus GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,344,792[4]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,344,792[5]

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,344,792[6]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
11.78%

(12)	TYPE OF REPORTING PERSON
OO

4 Includes 604,939 shares of Common Stock (as defined in Item 2 (d) below) issuable upon conversion of 10% Series A and 10% Series B Convertible Notes.
5 See Footnote 4.
6 See Footnote 4.

CUSIP No. 984249607	13G	Page 4 of 8 Pages
(1)	NAMES OF REPORTING PERSONS

Christopher Pucillo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	(5)	SOLE VOTING POWER
		N/A
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
		1,344,792[7]
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
		N/A
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		1,344,792[8]

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
1,344,792[9]

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
11.78%

(12)	TYPE OF REPORTING PERSON
IN

7 Includes 604,939 shares of Common Stock (as defined in Item 2 (d) below) issuable upon conversion of 10% Series A and 10% Series B Convertible Notes.
8 See Footnote 7.
9 See Footnote 7.

CUSIP No. 984249607	13G	Page 5 of 8 Pages

Item 1(a).     Name of Issuer: YRC Worldwide Inc. (the “Issuer”)

Item 1(b).     Address of Issuer's Principal Executive Offices:  10990 Roe Avenue, Overland Park, Kansas 66211

Item 2(a).     Name of Person Filing:

This statement is filed by:

(i) Solus Alternative Asset Management LP (“Solus”), a Delaware limited partnership registered as an investment advisor with the United States Securities and Exchange Commission (the “SEC”), serves as the investment manager to certain investment funds advised by Solus (the “Funds”) with respect to the Common Stock (as defined in Item 2(d) below);

(ii) Solus GP LLC, a Delaware limited liability company (the “GP”), serves as the general partner to Solus, with respect to the shares of Common Stock held by the Funds; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:  410 Park Avenue, 11th Floor, New York, NY  10022

Item 2(c).     Citizenship:

Solus - Delaware
GP - Delaware
Mr. Pucillo - United States of America

Item 2(d).     Title of Class of Securities:  Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).     CUSIP 984249607

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 984249607	13G	Page 6 of 8 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)..

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4.   Ownership.

(a)            Amount beneficially owned:  1,344,792

            (b)            Percent of class:  11.78%

            (c)            Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:  N/A

(ii)            Shared power to vote or to direct the vote: 1,344,792

(iii)          Sole power to dispose or to direct the disposition: N/A

(iv)          Shared power to dispose or to direct the disposition: 1,344,792

CUSIP No. 984249607	13G	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.     Ownership of Five Percent or Less of a Class.

     N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One such account, Sola Ltd, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.  Identification and Classification of Members of the Group.

     N/A

Item 9.  Notice of Dissolution of Group.

     N/A

Item 10.  Certification.

     The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984249607	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2013

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP